UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAMTEK LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.01 per share
(Title of Class of Securities)

M207 91105
(CUSIP Number)
Lior Aviram, Adv. Shibolet & Co. Museum Tower 4 Berkowitz St. 64238 Tel Aviv, Israel Tel: 972-3-777-8333 Fax: 972-3-777-8444	Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 Tel: 212-715-9486 Fax: 212-715-8085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Priortech Ltd. (formerly “PCB Ltd.”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,319,739 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rafi Amit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,560 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
24,560 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,319,739 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yotam Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
108,200 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
108,200 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
16,319,739 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,319,739 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Introduction

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed on August 19, 2002 (as amended and supplemented to date, the “Schedule 13D”) by the reporting persons relating to the common stock, NIS 0.01 per share (the “Ordinary Shares”) of Camtek Ltd. (the “Issuer”), whose principal executive offices are located at Ramat Gavriel Ind. Zone, P.O.Box 544 Migdal Ha'emek 23150, Israel. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.  Source or Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the last sentence thereto:

On July 25, 2016, Priortech Ltd. sold 600,000 Issuer Ordinary Shares at a price of $2.42 per share for general commercial liquidity purposes.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) and (b)   As of the date hereof, Priortech beneficially owns 16,319,739 Issuer Ordinary Shares, representing approximately 46.2% of the issued and outstanding Issuer Ordinary Shares.  To the knowledge of Priortech, none of the directors or executive officers of Priortech beneficially own any Issuer Ordinary Shares, other than as described below.

As a result of a voting agreement among each of Messrs. Rafi Amit and Yotam Stern, each of these individuals may be deemed to beneficially own the 16,319,739 Issuer Ordinary Shares owned by Priortech and may be deemed to share the power to vote and dispose of all such Issuer Ordinary Shares.

As of the date hereof, Mr. Rafi Amit beneficially owned 16,319,739 Issuer Ordinary Shares, or approximately 46.2% of the outstanding Issuer Ordinary Shares.  Mr. Amit shares the power to vote and dispose of 16,319,739 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 24,560 Issuer Ordinary Shares.

As of the date hereof, Mr. Yotam Stern beneficially owned 16,319,739 Issuer Ordinary Shares, or approximately 46.2% of the outstanding Issuer Ordinary Shares.  Mr. Stern shares the power to vote and dispose of 17,805,230 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 108,200 Issuer Ordinary Shares.

(c) On July 25, 2016, Priortech Ltd. Sold 600,000 Issuer Ordinary Shares at a price of $2.42 per share.

(d) None.

(e) N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016

Priortech Ltd.

By:	/s/ Yotam Stern
Name: Yotam Stern
Title: Chief Executive Officer

By:	/s/ Rafi Amit
Rafi Amit

By:	/s/ Yotam Stern
Yotam Stern